RLJ LODGING TRUST
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

June 26, 2014

BY EDGAR AND OVERNIGHT MAIL

Mr. Daniel L. Gordon
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	RLJ Lodging Trust
Form 10-K for the year ended December 31, 2013
Filed February 27, 2014
Form 10-Q for the quarter ended March 31, 2014
Filed May 8, 2014
File No. 001-35169
Dear Mr. Gordon:
This letter is submitted by RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 23, 2014 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on February 27, 2014 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 filed with the Commission on May 8, 2014 (the “Form 10-Q”).
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-Q. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 10-Q.
Form 10-Q

Note 3. Acquisition of Hotel and Other Properties, page 10

1.
We note that you acquired a portfolio of ten hotels during the three months ended March 31, 2014. The pro forma results of this acquisition appear to show that the Company could have met the income test of the significance tests proscribed by Rule 3-05 of Regulation S-X. Please tell us how you determined that it was not necessary to provide financial statements in accordance with Rule 3-05 of Regulation S-X.

Response to Comment No. 1
The Company reviewed Rule 3-05 of Regulation S-X and determined that the acquisition of the portfolio of ten hotels from affiliates of Hyatt Hotels Corporation (the “Hyatt Portfolio”), which was completed on March 12, 2014, did not meet the criteria of a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X and modified by Rule 3-05(b)(2)(i).

Rule 1-02(w) of Regulation S-X requires that the following tests be performed to determine whether the Hyatt Portfolio constituted a significant acquisition:

•
Investment Test - The Company's total assets were approximately $3.7 billion as of December 31, 2013. The net purchase price of the Hyatt Portfolio of $312.0 million represented approximately 8% of total assets, and therefore did not exceed the 20% of total assets threshold.

•
Asset Test - The total assets of the Hyatt Portfolio of approximately $314.1 million as of December 31, 2013 represented approximately 8% of the Company’s total assets of approximately $3.7 billion, and therefore did not exceed the 20% of total assets threshold.

•
Income Test - The Company's income from continuing operations before income tax expense for the year ended December 31, 2013 was approximately $107.6 million. The Hyatt Portfolio’s income from continuing operations before income tax expense of approximately $9.5 million for the year ended December 31, 2013 represented approximately 9% of the Company’s income from continuing operations, and therefore did not exceed the 20% of income threshold.

Based upon the evaluation performed above, the Company determined that it was not required, pursuant to Rule 3-05 of Regulation S-X, to file audited financial statements in connection with the acquisition of the Hyatt Portfolio.
The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (301) 280-7736.

Sincerely,
RLJ Lodging Trust

By:	/s/ Thomas J. Baltimore, Jr.
Name:	Thomas J. Baltimore, Jr.
Title:	President and Chief Executive Officer

cc:	Leslie D. Hale
Frederick D. McKalip
RLJ Lodging Trust
David W. Bonser, Esq.
Hogan Lovells US LLP
Tori H. Lambert
PricewaterhouseCoopers LLP